 Exhibit (a)(b)
FOR IMMEDIATE RELEASE
American Realty Capital New York City REIT
Announces Amendment of its Self-Tender Offer for Common Stock
New York, New York, February 22, 2018 — American Realty Capital New York City REIT, Inc. (“NYCR” or the “Company”), a public non-traded real estate investment trust (“REIT”), announced today that it has increased the purchase price in its self-tender offer (the “Company Offer”) for shares of the Company’s common stock, par value $0.01 per share (“Shares”) from $15.50 per Share to $17.03 per Share. The Company also decreased the number of Shares it is offering to purchase from 1,935,484 to 1,600,000 and extended the expiration date of the Company Offer to March 20, 2018, unless extended. The full terms and conditions of the amended Company Offer are described in the Offer to Purchase amendment, the Schedule TO amendment and the other related materials filed today by the Company with the Securities and Exchange Commission.
The amended Company Offer is being made solely in response to a recent amendment to the unsolicited tender offer for Shares by Comrit Investments 1, Limited Partnership (the “Comrit Offer”), pursuant to which the purchase price was increased and the expiration date was extended. Although the amended Company Offer is superior to the Comrit Offer, the Company’s board of directors notes that the purchase price per Share in both offers is substantially lower than the Company’s current estimated net asset value per share. The Company’s board of directors continues to unanimously recommend that stockholders NOT tender their Shares pursuant to the Company Offer or the lower Comrit Offer.
Important Notice
This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. More information about the Company Offer (including the terms and conditions thereof) and the Comrit Offer is included in the Company’s Tender Offer Statement on Schedule TO related to the Company Offer, as amended, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 related to the Comrit Offer, as amended, which have been filed with the Securities and Exchange Commission and can be found on the Securities and Exchange Commission’s website, www.sec.gov, or in the “Investor Relations” section of the Company’s website, www.newyorkcityreit.com. The Company encourages stockholders to read these materials carefully as they contain important information about the Company Offer and Comrit Offer, including information as to how to properly tender Shares in the amended Company Offer. Questions and requests for assistance or requests for copies of the Company’s offer materials (including the Offer to Purchase, as amended and supplemented, and the related Letter of Transmittal) may be directed to the Company’s Investor Relations department by calling (866) 902-0063. The Company will promptly furnish to stockholders additional copies of the materials at the Company’s expense.

About NYCR
American Realty Capital New York City REIT, Inc. seeks to provide its investors with a combination of current income and capital appreciation through strategic investments in high-quality commercial real estate located within the five boroughs of New York City, particularly Manhattan. NYCR elected and qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2014. Additional information about NYCR can be found on its website at www.newyorkcityreit.com.
Contacts
Katie Kurtz Chief Financial Officer American Realty Capital New York City REIT, Inc. (212) 415-6500	Investor Relations info@ar-global.com (866) 902-0063